SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                  16 September, 2004


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Acquisition announcement made on 16 September, 2004




16 September 2004

BT AGREES TO BUY B.I.C. SYSTEMS GROUP LTD TO PROVIDE UNIQUE IT AND NETWORKING SERVICES

BT through its business in Northern Ireland has agreed to buy B.I.C. Systems Group Ltd for a cash consideration of GBP17 million.
This will accelerate BT to the forefront of the IT and networking services sector in Northern Ireland two years ahead of schedule in its planned five year strategic programme.

Describing the purchase as 'one of the most exciting developments in the IT space in years', Bill Murphy, Managing Director, BT Regions heralded the move as being good for Northern Ireland, good for BT and good for B.I.C. Systems Group Ltd.

"This is a unique and exciting development for both companies, " he said.
"I believe the acquisition will create a company of incomparable experience at a time when Northern Ireland's IT future looks bright and when IT skills have never been more essential."

"The joint capabilities of both organisations will offer exciting opportunities for business and operations throughout the island both for the public and private sectors."

"We are delighted to be joining with a company as innovative as B.I.C. Systems Group Ltd. This is a company which, guided by Ed Vernon and his colleagues, has become one of the most significant players in the IT market place."

"We believe that our joint expertise will lift the level of ICT services provision in Northern Ireland to new heights and together we can provide unique solutions at exceptional value for money for both the public and private sectors."

Ed Vernon, chief executive of B.I.C. Systems Ltd said, "This is a great development for us and for Northern Ireland."

"The international IT market place is a tough and competitive environment. In agreeing to sell to BT we will create a new ICT company capable of delivering real shareholder value and excellent and innovative products and services to our customers."

"BT Northern Ireland brings superb skills and expertise to this combination. Together we will raise the ICT level in Northern Ireland and that can only be good for the public and private sectors."

Alastair Hamilton, director of BT Business at BT Northern Ireland said, "I'm very excited about the potential arising from these synergies and look forward to delivering on these to the public and private sectors here in Northern Ireland and further afield. We are very much on track in our stated aim of offering outstanding IT and networking services."

Neither brand will change. Both B.I.C.Systems Group Ltd and the BT brands are well recognised, well established in the marketplace and each holds value in its own right. Both brands will be enhanced through association with each other and by capitalising on the individual and distinct strengths of each.
BT directly employs almost 3,000 people in Northern Ireland. There will be no job losses. This acquisition is further evidence of BT's commitment to Northern Ireland. It also means that local businesses and public sector organisations will now have a local company with the skills and capability to deliver sustainable and effective end-to-end solutions. This acquisition (which is conditional on regulatory approval) will create a formidable ICT force with a depth of capability which will add to the attraction of Northern Ireland as a location in which to do business.

Ends

For further information contact Marnie O'Neill at BT Northern Ireland on 028 9021 4237 or Joanne Armstrong at DCL Public Relations on 028 9033 9949


Notes to editors

BT has agreed to buy 100 per cent of the issued share capital of B.I.C.Systems Group Ltd.

BT and B.I.C Systems Group Ltd will continue to operate out of both premises. Both organisations are extremely successful in their own right so there will be no major changes immediately. There are opportunities to bring the teams closer together and to explore how to best position the delivery of even better value and service to customers.

BT and B.I.C Systems Group Ltd have already worked together on a number of projects for Northern Ireland customers e.g. Enterprise Northern Ireland and these projects will continue as established.

BT Group plc is the holding company for an integrated group of communications businesses and is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include network centric Information and Communications Technology (ICT) solutions, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

   - BT Retail, providing fixed and mobile communications services and solutions to over 20 million business and residential customers in the UK. It is also a leading UK internet services provider.
   - BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband, private circuits and PSTN.
   - BT Global Services, providing ICT services internationally to meet the needs of multi-site organisations with European operations. BT Global Services operates in 136 countries and also offers international carrier services.

In the year ended 31 March 2004, BT Group's turnover was GBP18,519 million with profit before goodwill amortisation, exceptional items and taxation of GBP2,013 million.

For more information, visit www.btplc.com


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 16 SEPTEMBER, 2004